UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2019
Commission File Number 333-228127
ALPS ALPINE CO., LTD.
(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo, 145-8501
Japan
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

By:	/s/ Junji Kobayashi
	Name:	Junji Kobayashi
	Title:	Senior Manager

Date:     July 30, 2019

Consolidated Financial Results for the Three Months Ended June 30, 2019 [Under Japanese GAAP]

Company name:	ALPS ALPINE CO., LTD.
Listing:	First Section of the Tokyo Stock Exchange
Code number:	6770
URL:	http://www.alpsalpine.com/e/ir/index.html
Representative:	Toshihiro Kuriyama President & CEO
Inquiries to:	Toshinori Kobayashi Vice President Officer in charge of Corporate Planning, Accounting & Finance, (TEL.:+81-3-5499-8026)
Scheduled date to file Quarterly Securities Report:	August 8, 2019
Scheduled date to commence dividend payments:	―
Preparation of supplementary materials on quarterly earnings:	Yes
Holding of quarterly earnings performance review:	Yes (Conference call for analysts and institutional investors)

(Amounts are rounded down to the nearest million yen, unless otherwise noted)
1. Consolidated performance for the three months ended June 30, 2019 (from April 1, 2019 to June 30, 2019)
(1) Consolidated operating results (Cumulative)
(Percentages indicate changes over the same period of the previous fiscal year)
	Net sales		Operating income		Ordinary income		Net income attributable to owners of parent
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Three months ended
June 30, 2019	205,718	1.7	5,877	(38.9)	2,284	(72.6)	(1,115)	―
June 30, 2018	202,219	6.7	9,621	21.7	8,336	12.4	3,850	(39.2)
(Note) Comprehensive income
For the three months ended June 30, 2019:	¥(6,905)million	[―%]
For the three months ended June 30, 2018:	¥3,812 million	[(53.2)%]

	Basic earnings per share	Diluted earnings per share
	Yen	Yen
Three months ended
June 30, 2019	(5.39)	―
June 30, 2018	19.65	19.64

(2) Consolidated financial position
	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
As of
June 30, 2019	670,072	372,538	51.1	1,660.53
March 31, 2019	675,717	395,360	54.1	1,731.36
(Reference) Equity
As of June 30, 2019:	¥342,289 million
As of March 31, 2019:	¥365,346 million

2. Cash dividends
	Annual dividends
	June 30	September 30	December 31	March 31	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2019	―	25.00	―	25.00	50.00
Fiscal year ending March 31, 2020	―
Fiscal year ending March 31, 2020 (Forecast)		20.00	―	20.00	40.00
(Note) Revisions to the cash dividends forecasts most recently announced: None

3. Consolidated earnings forecasts for the fiscal year ending March 31, 2020 (from April 1, 2019 to March 31, 2020)
(Percentages indicate changes over the same period of the previous fiscal year)
	Net sales		Operating income		Ordinary income		Net income attributable to owners of parent		Basic earnings per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Six months ending September 30, 2019	438,000	3.5	23,500	(22.1)	22,000	(24.1)	15,000	(13.9)	73.36
Fiscal year ending March 31, 2020	868,500	2.0	50,000	0.7	47,000	7.8	31,500	42.4	154.63
(Note) Revisions to the consolidated earnings forecasts most recently announced: None

Notes
(1)	Changes in significant subsidiaries during the period (changes in specific subsidiaries resulting in the change in scope of consolidation): None
(2)	Application of accounting treatments specific to preparation of quarterly consolidated financial statements: None
(3)	Changes in accounting policies, changes in accounting estimates and restatement:
a.	Changes in accounting policies due to revisions to accounting standards: None
b.	Changes in accounting policies due to other reasons: None
c.	Changes in accounting estimates: None
d.	Restatements: None

(4)	Number of issued shares (common stock)

a.	Total number of issued shares at the end of the period (including treasury stock)
As of June 30, 2019	219,281,450 shares
As of March 31, 2019	219,281,450 shares

b.	Number of shares of treasury stock at the end of the period
As of June 30, 2019	13,148,937 shares
As of March 31, 2019	8,264,481 shares

c.	Average number of shares during the period (cumulative from the beginning of the fiscal year)
For the three months ended June 30, 2019	207,032,950 shares
For the three months ended June 30, 2018	195,905,774 shares

* Quarterly earnings reports are not subject to quarterly review by external auditors.

* Explanation and other special notes concerning the appropriate use of earnings forecast
(Notes on forward-looking statements)
The forward-looking statements, including earnings forecasts, contained in these materials are based on information currently available to ALPS ALPINE CO., LTD. (the “Company”) and certain assumptions deemed to be reasonable, and are not intended to guarantee the achievement of these forecasts. Actual results may differ materially from the forecasts due to various factors. Please refer to “1. Qualitative Information on Financial Results for the Three Months Ended June 30, 2019, (3) Information regarding consolidated earnings forecast and other forward-looking statements” on page 4 of the attached materials for the assumptions used in the forecasts and notes regarding the use of the forecasts.

(Access to supplementary material on quarterly earnings)
Supplementary material on quarterly earnings is available on the Company’s website on Tuesday, July 30, 2019.

○ Supplementary Materials – Contents

1．Qualitative Information on Financial Results for the Three Months Ended June 30, 2019		2
(1)	Information regarding operating results	2
(2)	Information regarding financial position	3
(3)	Information regarding consolidated earnings forecast and other forward-looking statements	4
2. Quarterly Consolidated Financial Statements and Significant Notes Thereto		5
(1)	Quarterly consolidated balance sheet	5
(2)	Quarterly consolidated statement of income and comprehensive income	7
	For the three months ended June 30, 2019	7
(3)	Notes to quarterly consolidated financial statements	8
	(Notes on going concern assumptions)	8
	(Notes on significant changes in the amount of shareholders’ equity)	8
	(Changes in closing date of consolidated subsidiaries)	8
	(Segment information)	8
3. Supplementary Information		9
Sales results of the Electronic Components Segment		9

1．Qualitative Information on Financial Results for the Three Months Ended June 30, 2019
(1) Information regarding operating results
Regarding the global economy during the three months ended June 30, 2019, strong labor market and increasing consumer income supported consumer spending in the U.S., and corporate performance also remained strong. In contrast, in Europe, exports remained sluggish in Germany and in the U.K., leading to a downward economy. In China, the economy has continued to stagnate due to the slowdown in capital investment and the decline in imports. In Japan, although consumer spending and public investment were slightly weak in the second half of the period, exports and capital investment remained firm and the economy remained stable.
Operating results for the three months ended June 30, 2019 are summarized below. Net sales shown below represent net sales to external parties, after elimination of inter-segment sales (e.g., sales made by the Electronic Components Segment to the Automotive Infotainment Segment (supply of products) or sales made by the Logistics Segment to the Electronic Components Segment and the Automotive Infotainment Segment (provision of logistics services)).

Segment information
<Electronic Components Segment>
In the electronics industry, although strategic alliances to develop CASE (Connected, Autonomous, Shared & Services, Electric) have continued in the automotive market, the latest market conditions were sluggish not only in China but also in the U.S. and Europe due to a downward economy and the impact of trade frictions. In the smartphone market, there was no sign of recovery due to a reduced pace of replacement. Each market of EHII (Energy, Healthcare, Industry, IoT) has made further progress in specific measures using IoT (Internet of Things), and the application of AI (Artificial Intelligence) and robotics has also been expanding.
Under these circumstances surrounding the Electronic Components Segment, in the automotive market, sales for input modules and radio frequency communication products were weak due to a downturn in the automotive market. In the consumer market, the sales of camera actuators and touch panels for smartphones were steady, which was contributed by our efforts to acquire new customers and to expand sales. Overall, the reduced sales in the automotive market could not be recovered by the increase in sales for smartphone related products, and as a result, operating income for the three months ended June 30, 2019 decreased compared to the same period of the previous fiscal year.

[Automotive market]
In the automotive market within the Electronic Components Segment, sales for module products such as instrument panels and door modules, as well as radio frequency communication products such as Bluetooth®, W-LAN and LTE were weak due to the impact of the sluggish automotive market. As part of the initiatives for CASE development, we further promoted proposal activities for the next generation products, such as touch input modules and decorative panels. In addition, we have been recognized for our technical proposals and reliable supply by foreign automakers and received various awards.
Net sales in this market for the three months ended June 30, 2019 amounted to ¥63.6 billion, a decrease of 10.0% compared to the same period of the previous fiscal year.

[Consumer market]
In the consumer market within the Electronic Components Segment, the sales of camera actuators and touch panels for smartphones were steady, which was contributed by our efforts to acquire new customers and to expand sales. EHII expanded more specific projects, such as promotion of the IoT logistics management project using Sigfox (the wireless communication standard for IoT provided by Sigfox, a French company), inspection of ground wire via automatic tracking system using drones, and announcement of new products for optical network.
Net sales in this market for the three months ended June 30, 2019 amounted to ¥44.0 billion, an increase of 7.9% compared to the same period of the previous fiscal year.

As a result, net sales in the Electronic Components Segment for the three months ended June 30, 2019 amounted to ¥107.6 billion, a decrease of 3.4%, and operating income amounted to ¥2.4 billion, a decrease of 43.8% compared to the same period of the previous fiscal year.

<Automotive Infotainment Segment>
In the automotive industry, sales for new cars declined in China, the world’s largest market, due to the economic slowdown, and sales volume also decreased in the U.S. and Europe compared with the same period of the previous fiscal year. In addition, the environment surrounding us has greatly changed along with the development of CASE and ADAS (Advanced Driving Assistant System), leading to intensified competition among companies that cross the frameworks of the business area or industry, including IT and communication.

Under these circumstances, in the Automotive Infotainment Segment, we are accelerating the early realization of synergies through the business integration by investing in the development of a new product that links display products and the Electronic Components Segment’s sensors and in the commercialization of a drone system that uses a GPS (Global Positioning System) in navigations and technologies that combine image processing technology and sensors.
Also, by applying our technology cultivated through development of audio speakers, we commenced the development of a vehicle approach warning system that alerts pedestrians of the approach of a vehicle. In order to further strengthen the development of block chain digital keys for car sharing, we acquired certain number of shares of FreeBit, Co., Ltd., an IT company listed on the First Section of the Tokyo Stock Exchange, to strengthen collaboration.
In our sales effort, we worked on expanding sales for our customized cars that are equipped with system products built around navigation systems at “ALPINE STYLE YOKOHAMA 246”, a sales base for domestic market. With respect to OEM for automakers, sales of navigation systems and displays for high-end European car manufacturers continued to be strong.
As a result, net sales in the Automotive Infotainment Segment for the three months ended June 30, 2019 amounted to ¥78.5 billion, an increase of 9.6%, and operating income amounted to ¥2.4 billion, a decrease of 39.2% compared to the same period of the previous fiscal year.

<Logistics Segment>
In the electronic component industry, which is a major source of customers of the Logistics Segment, the movement of freight was slow due to decreasing demands for smartphones, automobiles and industrial equipment. In contrast, an increase in demand for electronic components is anticipated in the automotive industry as the next generation technology such as autonomous driving and communication develops.
With such demand trend, in the Logistics Segment (Alps Logistics Co., Ltd., listed on the Second Section of the Tokyo Stock Exchange), we made an effort to increase the volume of cargo handled by establishing hubs and enhancing network, to achieve stable operation and efficiency improvement of warehouse operations.
As one of the new measures to strengthen automotive related logistics, we established a joint venture with LogiCom, Inc. in April 2019. By combining the LogiCom’s automotive parts related technology and experience and the Logistics Segment’s knowhow for global business development, we aim to expand our automotive related business overseas. In Europe, we established an office in Hungary as our first step to expand our business in Eastern Europe.
Under these circumstances surrounding the Logistics Segment, mainly overseas, net sales increased primarily for external customers, and profit also increased as a result of stable operations at each location.
As a result, net sales in the Logistics Segment for the three months ended June 30, 2019 amounted to ¥16.7 billion, an increase of 3.2%, and operating income amounted to ¥1.0 billion, an increase of 9.6% compared to the same period of the previous fiscal year.

On the consolidated basis, the Group, consisting of three operating segments noted above and other, recorded net sales of ¥205.7 billion, operating income of ¥5.8 billion, ordinary income of ¥2.2 billion, and net loss attributable to owners of parent of ¥1.1 billion for the three months ended June 30, 2019, which were an increase of 1.7%, decreases of 38.9%, 72.6% and 129.0%, respectively, compared to the same period of the previous fiscal year.

(2) Information regarding financial position
Assets, Liabilities and Net Assets
Total assets as of June 30, 2019 were ¥670.0 billion, a decrease of ¥5.6 billion from the end of the previous fiscal year. Equity decreased by ¥23.0 billion, to ¥342.2 billion, and equity ratio was 51.1%.
Current assets as of June 30, 2019 were ¥396.8 billion, a decrease of ¥6.1 billion from the end of the previous fiscal year, due to factors such as a decrease in trade notes and accounts receivable, partially offset by an increase in inventories.
Non-current assets as of June 30, 2019 were ¥273.2 billion, an increase of ¥0.4 billion from the end of the previous fiscal year, due to factors such as increases in intangible assets and buildings and structures, as well as a decrease in machinery, equipment and vehicles.
Current liabilities as of June 30, 2019 were ¥223.2 billion, an increase of ¥35.2 billion from the end of the previous fiscal year, due to factors such as increases in short-term borrowings and trade notes and accounts payable, as well as a decrease in provision for bonuses.
Non-current liabilities as of June 30, 2019 were ¥74.2 billion, a decrease of ¥18.0 billion from the end of the previous fiscal year, due to factors such as a decrease in long-term borrowings.

(3) Information regarding consolidated earnings forecast and other forward-looking statements
Various political issues, such as trade frictions between the U.S. and China, the direction of BREXIT in the U.K., the slowdown in the growth of the Chinese economy, and the Japan-South Korea dispute, began to have significant impact on the global economy. The outlook for the global economy is becoming increasingly uncertain, which creates concerns about economic slowdown.
In this economic environment, the Group launched its 1st Mid-Term Business Plan and appointed new directors and new officers in the business operating structure. In addition, we set up a new position responsible for integration synergy and integrated common function of the Alps company and the Alpine company to operate a cross-functional organization (called cross company). In order to become “Innovative T-Shaped Company (ITC101)”, we are accelerating our projects to develop synergy from the business integration. By driving lean operations of existing businesses and investing a significant amount of resources in new businesses, we will work to achieve greater results as fast as possible. We aim to expand our logistics business through expansion of global network and further promote group-wide business operations to enhance our corporate value.

2. Quarterly Consolidated Financial Statements and Significant Notes Thereto
(1) Quarterly consolidated balance sheet
(Millions of yen)
	As of March 31, 2019	As of June 30, 2019
Assets
Current assets
Cash and deposits	122,079	124,194
Trade notes and accounts receivable	156,875	146,250
Merchandise and finished goods	58,314	61,903
Work in process	10,574	11,050
Raw material and supplies	26,946	29,571
Others	28,434	24,056
Allowance for doubtful accounts	(320)	(225)
Total current assets	402,905	396,800
Non-current assets
Property, plant and equipment
Buildings and structures	146,174	148,542
Accumulated depreciation and impairment loss	(96,552)	(97,738)
Buildings and structures, net	49,621	50,803
Machinery, equipment and vehicles	248,709	249,894
Accumulated depreciation and impairment loss	(177,574)	(181,130)
Machinery, equipment and vehicles, net	71,134	68,763
Tools, furniture and fixtures and molds	140,058	141,733
Accumulated depreciation and impairment loss	(118,017)	(119,384)
Tools, furniture and fixtures and molds, net	22,040	22,348
Land	30,899	30,883
Construction in progress	13,949	13,663
Total property, plant and equipment, net	187,646	186,463
Intangible assets, net	23,248	25,324
Investments and other assets
Investment securities	27,220	28,316
Deferred tax assets	16,600	15,451
Retirement benefit assets	61	21
Others	18,877	18,513
Allowance for doubtful accounts	(842)	(819)
Total investments and other assets	61,917	61,483
Total non-current assets	272,811	273,272
Total assets	675,717	670,072

(Millions of yen)
	As of March 31, 2019	As of June 30, 2019
Liabilities
Current liabilities
Trade notes and accounts payable	69,596	74,022
Short-term borrowings	38,245	68,812
Accrued expenses	17,863	18,290
Accrued income taxes	4,689	4,157
Provision for bonuses	10,574	6,509
Provision for product warranties	8,791	9,209
Other provisions	495	328
Others	37,773	41,943
Total current liabilities	188,029	223,274
Non-current liabilities
Long-term borrowings	70,570	52,123
Deferred tax liabilities	1,038	637
Defined benefit liabilities	14,739	14,600
Provision for environmental measures	590	590
Other provisions	206	195
Others	5,181	6,112
Total non-current liabilities	92,326	74,260
Total liabilities	280,356	297,534
Net assets
Shareholders’ equity
Common stock	38,730	38,730
Capital surplus	126,561	126,567
Retained earnings	227,078	220,700
Treasury stock	(18,283)	(29,112)
Total shareholders’ equity	374,086	356,886
Accumulated other comprehensive income (loss)
Unrealized gains on securities	3,194	3,362
Deferred gains on hedges	12	13
Revaluation reserve for land	(496)	(496)
Foreign currency translation adjustments	(7,628)	(13,798)
Remeasurements of defined benefit plans	(3,822)	(3,677)
Total accumulated other comprehensive loss	(8,740)	(14,596)
Subscription rights to shares	361	278
Non-controlling interests	29,652	29,970
Total net assets	395,360	372,538
Total liabilities and net assets	675,717	670,072

(2) Quarterly consolidated statement of income and comprehensive income
For the three months ended June 30, 2019

(Millions of yen)
	Three months ended June 30, 2018	Three months ended June 30, 2019
Net sales	202,219	205,718
Cost of sales	163,916	172,089
Gross profit	38,303	33,629
Selling, general and administrative expenses	28,681	27,752
Operating income	9,621	5,877
Non-operating income
Interest income	135	155
Dividend income	133	165
Subsidy income	58	238
Miscellaneous income	156	162
Total non-operating income	484	721
Non-operating expenses
Interest expense	294	370
Foreign exchange losses	373	2,190
Share of loss of entities accounted for using equity method	75	975
Miscellaneous expenses	1,026	777
Total non-operating expense	1,769	4,313
Ordinary income	8,336	2,284
Extraordinary income
Gain on sale of non-current assets	19	30
Gain on change in equity	9	167
Others	7	13
Total extraordinary income	35	211
Extraordinary loss
Loss on disposal of non-current assets	41	39
Loss on step acquisitions	－	38
Others	2	19
Total extraordinary loss	43	97
Income before income taxes	8,329	2,398
Current income taxes	3,214	2,400
Deferred income taxes	(340)	646
Total income taxes	2,873	3,046
Net income (loss)	5,455	(648)
Net income (loss) attributable to:
Owners of parent	3,850	(1,115)
Non-controlling interests	1,605	466
Other comprehensive income (loss)
Unrealized losses on securities	(537)	(408)
Deferred losses on hedges	(7)	0
Foreign currency translation adjustments	(1,336)	(6,988)
Remeasurements of defined benefit plans	305	148
Share of other comprehensive income (loss) of investments accounted for using the equity method	(67)	990
Total other comprehensive loss	(1,643)	(6,257)
Comprehensive income (loss)	3,812	(6,905)
Comprehensive income (loss) attributable to:
Owners of parent	2,830	(7,022)
Non-controlling interests	982	116

 (3) Notes to quarterly consolidated financial statements
(Notes on going concern assumptions)
No items to report.

(Notes on significant changes in the amount of shareholders’ equity)
The Company acquired 4,912,100 shares of its own stock based on the resolution at the board of directors’ meeting held on January 29, 2019. As a result, treasury stock as of June 30, 2019 was ¥29,112 million, which was an increase of ¥10,890 million during the three months ended June 30, 2019.

(Changes in closing date of consolidated subsidiaries)
Previously, among consolidated subsidiaries of the Company, ALPS LOGISTICS HONG KONG LTD., ALPS LOGISTICS (S) PTE. LTD., ALPS NAIGAI LOGISTICS (MALAYSIA) SDN. BHD., TIANJIN ALPS TEDA LOGISTICS CO., LTD., ALPS LOGISTICS (SHANGHAI) CO., LTD., ALPS LOGISTICS (GUANGDONG) CO., LTD., ALPS LOGISTICS (USA), INC., DALIAN ALPS TEDA LOGISTICS CO., LTD., SHANGHAI ALPS LOGISTICS CO., LTD., ALPS LOGISTICS MEXICO, S. A. DE C. V., ALPS LOGISTICS (THAILAND) CO., LTD., ALPS LOGISTICS TAIWAN CO., LTD., ALPS LOGISTICS KOREA CO., LTD., ALPS LOGISTICS (CHONGQING) CO., LTD., ALPS LOGISTICS EUROPE GmbH, ALPS LOGISTICS VIETNAM CO., LTD., ALPS LOGISTICS MEXICO EXPRESS, S. A. DE C. V., and TEDA ALPS LOGISTICS SHANGHAI CO., LTD., whose closing date was December 31, used the financial statements as of that date and made necessary adjustments for significant transactions that occurred between December 31 and March 31, the consolidated closing date. However, the method has been changed from the three months ended June 30, 2019, and these consolidated companies carry out the quarterly provisional settlement of accounts as at the quarterly consolidated closing date.
The profit and loss of the consolidated subsidiaries for the period between January 1, 2019 and March 31, 2019 is adjusted as the change in retained earnings.

(Segment information)
[Segment information]
Ⅰ. Three months ended June 30, 2018 (from April 1, 2018 to June 30, 2018)
1. Information concerning net sales and profit/loss by reportable segment
(Millions of yen)
	Reportable segment				Other (Note 1)	Total	Adjustments (Note 2)	Amount on quarterly consolidated financial statements (Note 3)
	Electronic Components Segment	Automotive Infotainment Segment	Logistics Segment	Sub-total
Net sales
External	111,451	71,630	16,264	199,346	2,872	202,219	－	202,219
Inter-segment sales and transfers	3,784	1,829	9,710	15,324	3,619	18,944	(18,944)	－
Total	115,236	73,460	25,975	214,671	6,491	221,163	(18,944)	202,219
Segment profit	4,320	4,017	977	9,315	276	9,591	29	9,621
(Note)
1.	“Other” represents business segments not included in the reportable segments, and includes the development of systems, office services, financing and leasing businesses.
2.	The adjustment of ¥29 million to segment profit represents reclassification adjustments upon consolidation and eliminations of inter-segment transactions.
3.	Segment profit is reconciled to operating income of the quarterly consolidated financial statements.

2. Information concerning impairment loss on non-current assets or goodwill by reportable segment
This information is omitted because the amount is insignificant.

3. Geographic information
Net sales				(Millions of yen)
China	Japan	United States	Germany	Others	Total
40,385	38,185	32,699	19,063	71,885	202,219
 (Note) Net sales are attributed by country or region based on the customers’ locations.

ⅠI. Three months ended June 30, 2019 (from April 1, 2019 to June 30, 2019)
1. Information concerning net sales and profit/loss by reportable segment
(Millions of yen)
	Reportable segment				Other (Note 1)	Total	Adjustments (Note 2)	Amount on quarterly consolidated financial statements (Note 3)
	Electronic Components Segment	Automotive Infotainment Segment	Logistics Segment	Sub-total
Net sales
External	107,626	78,506	16,779	202,912	2,805	205,718	－	205,718
Inter-segment sales and transfers	2,968	1,969	8,712	13,649	3,265	16,914	(16,914)	－
Total	110,594	80,476	25,491	216,562	6,070	222,632	(16,914)	205,718
Segment profit	2,428	2,441	1,071	5,942	228	6,170	(293)	5,877
(Note)
1.	“Other” represents business segments not included in the reportable segments, and includes the development of systems, office services, financing and leasing businesses.
2.	The adjustment of ¥(293) million to segment profit represents reclassification adjustments upon consolidation and eliminations of inter-segment transactions.
3.	Segment profit is reconciled to operating income of the quarterly consolidated financial statements.

2. Information concerning impairment loss on non-current assets or goodwill by reportable segment
This information is omitted because the amount is insignificant.

3. Geographic information
Net sales				(Millions of yen)
China	Japan	United States	Germany	Others	Total
39,049	38,258	35,310	22,340	70,759	205,718
 (Note) Net sales are attributed by country or region based on the customers’ locations.

3. Supplementary Information
Sales results of the Electronic Components Segment
Sales results of Electronic Components Segment are as follows:
	Three months ended June 30, 2018 (from April 1, 2018 to June 30, 2018)		Three months ended June 30, 2019 (from April 1, 2019 to June 30, 2019)		Changes in net sales
	Net sales (Millions of yen)	Percentage (%)	Net sales (Millions of yen)	Percentage (%)	Amount (Millions of yen)	Percentage (%)
Electronic Components Segment	111,451	55.1	107,626	52.3	(3,825)	(3.4)
Automotive market	70,660	34.9	63,607	30.9	(7,053)	(10.0)
Consumer market	40,791	20.2	44,019	21.4	3,227	7.9
(Note) Percentage represents ratio to the consolidated net sales.